Cedar Fair, L.P.

One Cedar Point Drive

Sandusky, Ohio 44870-5259

Press Release
For Immediate Release Contact: Brian C. Witherow August 8, 2002 (419) 627-2173

Cedar Fair, L.P. Announces Second Quarter Results

SANDUSKY, OHIO, August 8, 2002 -- Cedar Fair, L.P. (NYSE: FUN), a publicly traded partnership which owns and operates six amusement parks and five water parks, today announced results for the second quarter of 2002.

Net revenues for the quarter ended June 30, 2002, which included one more week of operations than the prior year's second quarter, increased 19% to $147.6 million from $123.7 million in 2001, and earnings before interest, taxes, depreciation and amortization, and non-cash and non-recurring items (adjusted EBITDA) increased 43% to $48.2 million from $33.8 million a year ago. The prior year second quarter ended on June 24, 2001.

Dick Kinzel, president and chief executive officer, explained that operating results for the current quarter were significantly impacted by seven additional days of operations compared to the same period last year. Excluding the extra week of operations, revenues for the period were essentially unchanged between years and adjusted EBITDA increased 6%, on a 1% increase in out-of-park revenues, slight decreases in attendance and in-park guest per capita spending, and a 2% reduction in operating expenses.

Total operating costs and expenses for the quarter, before depreciation and a $1.4 million ($0.03 per unit) non-cash charge for unit option expense, increased 11% to $99.4 million, due entirely to the seven additional operating days in the current period. Excluding the extra week, operating costs and expenses in the quarter actually decreased 2% to $87.8 million from $89.8 million a year ago. The Partnership's operating income for the quarter increased to $32.3 million from $17.4 million, and net income increased to $20.7 million, or $0.40 per limited partner unit, from $6.6 million, or $0.13 per unit, in 2001, in part due to the extra week in 2002.

"Overall, we are satisfied with our second quarter results, although not all individual park performance measures met our expectations," said Kinzel. "During the quarter, weather comparisons were favorable and attendance at our parks was reasonably good, including a 2% increase at our largest park, Cedar Point, and more than a 15% increase in combined attendance at our five water parks. Hotel revenues at Cedar Point in the quarter were also very strong, up 10% from a year ago."

Commenting on results through the first six months of the year, Kinzel said, "Through the end of June, net revenues were up 19% over last year, largely due to the extra week of operations in the current period, as well as the addition of Knott's Soak City-Palm Springs and Michigan's Adventure, both of which were acquired at the end of May last year. Excluding the impact of the two new parks and the extra week of operations, revenues and adjusted EBITDA through the first six months of the year increased 2% and 19%, respectively, on a 1% increase in combined attendance and a 6% increase in out-of-park revenues. Over this same period, in-park guest per capita spending was essentially flat, due in part to the overall mix of attendance among the parks."

Kinzel continued by noting that virtually all of Cedar Fair's revenues from its seasonal amusement parks and water parks are realized during a 130-day operating period beginning in early May, with the major portion concentrated in the peak vacation months of July and August. Knott's Berry Farm is open year-round but also operates at its highest level of attendance in the third quarter of the year.

"Based on preliminary July results, which indicate that revenues were up 3% through the first seven months of year, we continue to believe that our full-year revenue goal of 3-5% growth is still achievable, and that our cash distribution rate can increase for a 15th straight year," concluded Kinzel.

Cedar Fair's six amusement parks are Cedar Point, located on Lake Erie between Cleveland and Toledo; Knott's Berry Farm near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis/St. Paul; Worlds of Fun, located in Kansas City, Missouri; and Michigan's Adventure near Muskegon, Michigan. The Partnership's water parks are located near San Diego and in Palm Springs, California, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. Cedar Fair also operates Camp Snoopy at the Mall of America in Bloomington, Minnesota under a management contract.

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